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SECURITIE[...]ION

03012075

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

MAIL RECEIVED FEB 2 8 2003 WASH. D.C. 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31. 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B. Riley & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 750

(No. and Street)

Los Angeles California 90025

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 966-1444

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 Northridge California 91324

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 9 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KY

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 20th day of Feb, 2003

[signature]
Notary Public

[signature]
Signature

President
Title

KAREN ROMINE
Commission # 1264105
Notary Public - California
Los Angeles County
My Comm. Expires Jun 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. Riley & Co. Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
B. Riley & Co. Inc.

I have audited the accompanying statement of financial condition of B. Riley & Co. Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of B. Riley & Co. Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 11, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

B. Riley & Co. Inc.
Statement of Financial Condition
As of December 31, 2002

Assets

Cash and cash equivalents	$ 1,166,102
Marketable securities, at market value	3,046,583
Deposits with clearing organizations	208,798
Receivable from related parties	39,552
Furniture, equipment, and leasehold improvement, net of $96,397 accumulated depreciation	75,344
Securities, not readily marketable	126,000
Refundable deposits	30,921
Organization costs, net of $22,786 accumulated amortization	-
Total assets	$ 4,693,300

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 69,724
Short term bank loan	53,109
Payable to broker and dealers	11,230
Payable to clearing organization	1,405,465
Salaries and bonuses payable	662,915
Securities sold, not yet purchased, at marketable value	76,956
Income taxes payable	3,867
Total liabilities	2,283,266

Stockholder's equity

Common Stock, no par value, 1,500 shares authorized, issued and outstanding	200,000
Additional paid-in capital	282,719
Retained earnings	1,927,315
Total stockholder's equity	2,410,034
Total liabilities and stockholder's equity	$ 4,693,300

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions income	$ 5,493,519
Gain (loss) from investments in securities	2,373,352
Underwriting fees	467,400
Rental income	151,239
Interest and dividends	157,885
Gain (loss) on disposition of furniture and equipment	(15,850)
Other income	70,306
Total revenues	8,697,851
Expenses	
Employee compensation and benefits	1,702,988
Commissions, trading fees and floor brokerage	5,350,580
Communications	46,280
Interest	55,501
Occupancy & equipment rental	373,620
Taxes, other than income taxes	303,039
Other operating expenses	673,052
Total expenses	8,505,060
Income (loss) before income taxes	192,791
Income tax provision	
Income tax provision	3,867
Total income tax provision	3,867
Net income (loss)	$ 188,924

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2002	$ 200,000	$ 282,719	$ 2,363,391	$ 2,846,110
Stockholder distribution	–	–	(625,000)	(625,000)
Net income (loss)	–	–	188,924	188,924
Balance, December 31, 2002	$ 200,000	$ 282,719	$ 1,927,315	$ 2,410,034

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ 188,924
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Depreciation	$ 37,580	
(Gain) loss on disposition of furniture and equipment	15,850	
(Increase) decrease in:		
Marketable securities, at market	(1,626,266)	
Deposits held at clearing organizations	(97,572)	
Prepaid expenses	26,962	
(Decrease) increase in:		
Accounts payable and accrued expense	(134,443)	
Payable to broker and dealers	11,230	
Income taxes payable	(5,989)	
Salaries and bonuses payable	(358,702)	
Securities sold, not yet purchased, at market	(79,536)	
Total adjustments		(2,210,886)
Net cash and cash equivalents used in operating activities		(2,021,962)
Cash flows from investing activities:		
Purchase of furniture & equipment	(26,332)	
Sale of securities, not readily marketable	78,000	
Increase in refundable deposits	(795)	
Net cash and cash equivalents provided by investing activities		50,873
Cash flows from financing activities:		
Repayment of loans made to related party's	32,321	
Proceeds from short term bank loans	53,109	
Repayment of payable to clearing organization	(315,072)	
Stockholder distribution	(625,000)	
Net cash and cash equivalents used in financing activities		(854,642)
Net decrease in cash and cash equivalents		(2,825,731)
Cash and cash equivalents at beginning of year		3,991,833
Cash and cash equivalents at end of year		$ 1,166,102
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 55,501	
Income taxes	$ 13,481	

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co. Inc. (the "Company") was incorporated in the State of Delaware on February 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company commenced operations on February 3, 1997.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions for the Company's customers are executed and cleared by Spear, Leeds & Kellogg, a Goldman Sachs Company, on a fully disclosed basis. Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the double–declining balance method.

Organization costs are being amortized on a straight-line basis over 60 months.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 3,046,583	$ 76,956

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with Spear, Leads & Kellogg as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2002 includes interest earned for a deposit total of $208,798.

B. Riley & Co. Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 4: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 3,500	7
Equipment	25,715	5
Computers	130,387	5
Leasehold improvements	12,139	39
Subtotal	171,741	
Less accumulated depreciation	(96,397)	
Property and equipment, net	$ 75,344	

Depreciation expense for the year ended December 31, 2002 was $37,580.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 9,300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 1	9,300 shares	June 28, 2002	June 27, 2003	$ 13.00
Tranche 2	9,300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	9,300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	9,300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their cost of $126,000.

Note 6: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities on it's proprietary account at the clearing firm on margin. Margin interest expense was $55,501 for the year ended December 31, 2002.

B. Riley & Co. Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $3,867 is the California franchise tax at 1.5%.

Note 8: COMMITMENTS

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced November 1, 2001 and expires October 31, 2004. This lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

Year	Amount
2003	$ 303,614
2004	260,970
2005 & thereafter	–
Total	$ 564,584

Rent expense was $364,375 for the year ended December 31, 2002.

Note 9: RELATED PARTY TRANSACTIONS

The Company received $1,501,220 in commissions from a related party, SACC Partners, LP, a fund managed by Riley Investment Management, LLC. Riley Investment Management, LLC and the Company are both 100% owned by the same shareholder, Bryant Riley.

The Company is currently carrying to receivables for short term loans to related party's. The Company advanced PTR Partners, LLC $39,552 for operating costs. The Company's sole shareholder and one of its officers hold a minority interest in the partnership.

This amount is due on demand, bear's 6% interest per annum, and is a non-allowable assets for net capital purposes.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $1,502,084 exceeded the minimum net capital requirement by $1,352,084; and the Company's ratio of aggregate indebtedness ($2,206,310) to net capital was 1.47 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

B. Riley & Co. Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 200,000	
Additional paid-in capital	282,719	
Retained earnings	1,927,315	
Total stockholder's equity		$ 2,410,034
Less: Non-allowable assets		
Receivable from related party's	(39,552)	
Furniture, equipment & leasehold improvements, net	(75,344)	
Securities, not readily marketable	(126,000)	
Refundable deposits	(30,921)	
Total non-allowable assets		(271,817)
Net capital before haircuts		2,138,217
Less: Adjustments to net capital		
Haircuts on securities	(445,595)	
Undue concentration	(190,538)	
Total adjustments to net capital		(636,133)
Net Capital		1,502,084
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 147,087	
$2,500 per market made (60)	150,000	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(150,000)
Excess net capital		$ 1,352,084
Ratio of aggregate indebtedness to net capital	1.47: 1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002, due to rounding.

See independent auditor's report.

B. Riley & Co. Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co. Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co. Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
B. Riley & Co. Inc.

In planning and performing my audit of the financial statements of B. Riley & Co. Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by B. Riley & Co. Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 11, 2003